UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CELLTECH GROUP PLC
(Name of Subject Company)

CELLTECH GROUP PLC
(Name of Person Filing Statement)

Ordinary shares, nominal value 50 pence sterling per share
and
American Depositary Shares (each representing 2 ordinary shares)
(Title of Class of Securities)

151158102 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Peter Allen
Celltech Group plc
208 Bath Road
Slough
Berkshire SL1 3WE
England
+44 (0) 1753 534655
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies To:

Daniel Epstein
Allen & Overy
One New Change
London EC4M 9QQ
United Kingdom
+44 20 7330 2927

[X]
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This document is being re-filed to correct certain technical problems with the EDGAR codes and tags used in the initial filing of such document made on May 19, 2004. The information contained herein is unchanged from the information filed with the SEC by Celltech on May 19, 2004.